Blue-Touch Holdings Group Co., Ltd

No.1 Pengda Road, Hunan Town, Changle District

Fuzhou City, Fujian Province

The People’s Republic of China 350212

July 10, 2026

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg Margaret Sawicki Michael Fay Al Pavot

Re:	Blue-Touch Holdings Group Co., Ltd
Rule 477 Application for Withdrawal Registration Statement on Form F-1, as amended Filed on September 30, 2022 File No. 333-267699

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Blue-Touch Holdings Group Co., Ltd (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-267699) initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2022, together with all exhibits, and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

Blue-Touch Holdings Group Co., Ltd

By:	/s/ Guanzhao Lin
Name: Guanzhao Lin
Title: Chief Executive Officer, Chairman of the Board and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC